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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                          For the month of October 2006

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X   Form 40-F
               -----           -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No   X
         -----    -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: October 27, 2006                  By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance
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(BANCOLOMBIA LOGO)

                                                                            CIB
                                                                          LISTED
                                                                           NYSE

       RESPONSE TO A REQUEST OF THE SUPERINTENDENCE OF FINANCE OF COLOMBIA

MEDELLIN, COLOMBIA. OCTOBER 27, 2006.

In response to a request of the Superintendency of Finance of Colombia, BANCOLOMBIA announced today that 0.82% of its outstanding shares were traded on the Colombian Stock Exchange, including common shares and preferred shares without voting rights. Also, ADRs representing approximately 0.41% of BANCOLOMBIA's outstanding shares were traded today on the New York Stock Exchange.

After consulting with the its major shareholders, BANCOLOMBIA confirmed that currently there is no purchase or sale agreement, pending negotiations or intention of its major shareholders to sell their participation in BANCOLOMBIA.

On October 6, 2006, BANCOLOMBIA requested that the Superintendency of Finance of Colombia investigate the origin of related rumors.

CONTACTS

SERGIO RESTREPO       JAIME A. VELASQUEZ    MAURICIO BOTERO
EXECUTIVE VP          FINANCIAL VP          IR MANAGER
TEL.: (574) 5108668   TEL.: (574) 5108666   TEL.: (574) 5108866